23 February 2017

ISSUED ON BEHALF OF RELX PLC AND RELX N.V.

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC and RELX N.V. (the “Companies”) announce in accordance with the EU Market Abuse Regulation that they will implement an irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £175 million in total between 23 February 2017 and 18 April 2017. This follows the successful completion of a £100 million non-discretionary programme on 20 February 2017. Both programmes are part of the £700 million to be deployed on share buybacks in 2017, as announced on 23 February 2017.

The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the Companies’ respective economic interests in RELX Group plc. The purpose of the Programme is to reduce the capital of the Companies. The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting held on 21 April 2016 and the RELX N.V. Annual General Meeting held on 20 April 2016 which, taking into account shares purchased subsequent to these meetings, permit the Companies to purchase no more than 94.5 million ordinary shares of RELX PLC and 84.3 million ordinary shares of RELX N.V. Any share purchases effected by the Companies will be in accordance with the EU Market Abuse Regulation and, in addition, any share purchases effected by RELX PLC will be in accordance with Chapter 12 of the Listing Rules.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724